Exhibit 99.1

Tarena International, Inc. Announces the Results for the First Quarter of 2021

BEIJING, May 25, 2021 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education and K-12 education services in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Net revenues increased by 80.9% year-over-year to RMB533.8 million (US$81.5 million), from RMB295.0 million in the same period of 2020.
•	Net revenue from adult education business, which represented 47.9% of the total net revenues, increased by 19.9% year-over-year to RMB255.5 million (US$39.0 million), from RMB213.1 million in the same period of 2020.
•	Net revenue from K-12 education business, which represented 52.1% of the total net revenues, increased by 239.8% year-over-year to RMB278.3 million (US$42.5 million), from RMB81.9 million in the same period of 2020.
•	Gross profit increased by 804.5% year-over-year to RMB249.9 million (US$38.1 million), from RMB27.6 million in the same period of 2020.
•	Gross profit margin increased by 37.4% points year-over-year to 46.8%, from 9.4% in the same period of 2020.
•	Operating loss decreased by 65.0% to a loss of RMB129.5 million (US$19.8 million), from a loss of RMB369.8 million in the same period of 2020.
•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB122.6 million (US$18.7 million), compared to non-GAAP operating loss of RMB360.6 million in the same period of 2020.
•	Net loss was RMB121.9 million (US$18.6 million), compared to net loss of RMB345.1 million in the same period of 2020.
•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB115.0 million (US$17.5 million), compared to non-GAAP net loss of RMB335.9 million in the same period of 2020.
•	Basic and diluted loss per American Depositary Share ("ADS") was RMB2.17 (US$0.33), compared to loss per ADS of RMB6.37 in the first quarter of 2020.
•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB312.5 million (US$47.7 million) as of March 31, 2021, compared to RMB364.8 million as of December 31, 2020.
•	Net cash outflow from operating activities in the first quarter of 2021 was RMB38.1 million (US$5.8 million). Capital expenditures in the first quarter of 2021 were RMB11.9 million (US$1.8 million).
•	Deferred revenue totaled RMB2,038.3 million (US$311.1 million) as of March 31, 2021, compared to RMB1,998.2 million as of December 31, 2020, representing an increase of 2.0%.
•	Total student enrollments in adult education business, defined as the total number of courses enrolled by students during that period, including multiple courses enrolled by the same student, in the first quarter of 2021 decreased by 9.1% year-over-year to 31,000.
•	Total number of learning centers in adult education decreased to 96 as of March 31, 2021, from 114 as of March 31, 2020.
•	Total student enrollments in K-12 education business, defined as the total number of students who attended at least one paid lesson during that period or have deposit balances in their accounts at the end of that period, in the first quarter of 2021 reached 135,500, increased by 50.7%, compared to the student enrollments of 89,900 in the same period of 2020.
•	Total number of learning centers in K-12 education increased to 236 as of March 31, 2021, from 232 as of March 31, 2020.

Key Financial Results

	For the Three Months Ended March 31,		Variance	% of change
	2020 Unaudited	2021 Unaudited
	RMB	RMB	RMB
	(in thousands, except for percentages)
Net revenues	294,993	533,786	238,793	80.9
Cost of revenues(a)	(267,359)	(283,843)	(16,484)	6.2
Gross profit	27,634	249,943	222,309	804.5
Gross margin	9.4%	46.8%	37.4%
Selling and marketing expenses(a)	(237,530)	(213,758)	23,772	-10.0
General and administrative expenses(a)	(140,639)	(143,192)	(2,553)	1.8
Research and development expenses(a)	(19,282)	(22,468)	(3,186)	16.5
Total operating expenses	(397,451)	(379,418)	18,033	-4.5
Operating loss	(369,817)	(129,475)	240,342	-65.0

Notes:

(a)	Includes share-based compensation expenses.

"As the negative impact of COVID-19 have been alleviated in China, we are delighted to see that our total net revenues have achieved a significant rebound in the first quarter of this year. The total net revenues increased by 80.9%, to RMB533.8 million in the first quarter of 2021 from RMB295.0 million in the same period of 2020. The total net revenues generated in the first quarter of this year exceeded the high end of the revenue guidance we gave in the last quarter. Net revenue from K-12 education business increased by 239.8% to RMB278.3 million in the first quarter of 2021 from RMB81.9 million in the same period of 2020. The number of student enrollments for K-12 education increased by 50.7% to 135,500 in the first quarter of 2021 from 89,900 in the same period of 2020. The number of new students recruited for K-12 education increased by 78.8% to 15,200 in the first quarter of 2021 from 8,500 in the same period of 2020. Net revenue from adult professional education business increased by 19.9% to RMB255.5 million in the first quarter of 2021 from RMB213.1 million in the same period of 2020, despite the number of student enrollments for adult professional education business decreased by 9.1% to 31,000 in the first quarter of 2021 from 34,100 in the same period of 2020. To continue improving our operational efficiency, we have ceased the operation of 18 under-performing adult learning centers since March 31, 2020.The net loss decreased by 64.7% to RMB121.9 million in the first quarter of 2021 from RMB345.1 million in the same quarter of 2020. This was mainly attributable to the significant growth in total net revenue and continuous execution of effective cost and expense controls in the first quarter of this year." remarked Ms. Ying Sun, the Chief Executive Officer of Tarena.

"Looking ahead, we will continue to optimize the user experiences and quality of our curriculum products and services, strengthen our research and development capability, and uplift our operational efficiencies. Moreover, we will continue to build and strengthen our company and product brand, for both adult professional education and K-12 IT education." concluded Ms. Sun.

First Quarter 2021 Results

Net Revenues

Total net revenues increased by 80.9% to RMB533.8 million (US$81.5 million) in the first quarter of 2021, from RMB 295.0 million in the same period of 2020.

Net revenue from adult education business increased by 19.9% to RMB255.5 million (US$39.0 million) in the first quarter of 2021, from RMB213.1 million in same period of 2020. The increase was primarily due to the increase in class consumption rate and the alleviation of the negative impact from COVID-19 in the first quarter of 2021 as compared to the same period of 2020.

Net revenue from K-12 education business increased by 239.8% to RMB278.3 million (US$42.5 million) in the first quarter of 2021, from RMB81.9 million in same period of 2020. The increase was primarily due to the increase in student enrollment of K12 education from 89,900 in the first quarter of 2020 to 135,500 in the same period of 2021 and the alleviation of the negative impact from COVID-19 in the first quarter of 2021 as compared to the same period of 2020.

Cost of Revenues

Cost of revenues increased by 6.2% to RMB283.8 million (US$43.3 million) in the first quarter of 2021, from RMB267.4 million in the same period of 2020. The increase was primarily due to an increase in personnel-related costs and welfare expenses resulting from growing number of teaching staffs at our K-12 learning centers.

Gross Profit and Gross Margin

Gross profit increased by 804.5% to RMB249.9 million (US$38.1 million) in the first quarter of 2021, from RMB27.6 million in the same period of 2020. Gross margin, which is equal to gross profit divided by net revenues, was 46.8% in the first quarter of 2021, compared to 9.4% in the same period of 2020. The increase in gross margin was primarily because the scale of revenue increase outweighed the increase in cost of revenue in the first quarter of 2021.

Operating Expenses

Total operating expenses decreased by 4.5% to RMB379.4 million (US$57.9 million) in the first quarter of 2021, from RMB397.5 million in the same period of 2020. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 4.0% to RMB372.7 million (US$56.9 million) in the first quarter of 2021, from RMB388.4 million in the same period of 2020. Total share-based compensation expenses allocated to the related operating expenses decreased by 25.9% to RMB6.7 million (US$1.0 million) in the first quarter of 2021, from RMB9.1 million in the same period of 2020.

Selling and marketing expenses decreased by 10.0% to RMB213.8 million (US$32.6 million) in the first quarter of 2021, from RMB237.5 million in the same period of 2020. The decrease was mainly due to the decrease in spending on marketing and promotional activities in the first quarter of 2021 as compared to the marketing and promotional expenses incurred in the same period of 2020.

General and administrative expenses increased by 1.8% to RMB143.2 million (US$21.9 million) in the first quarter of 2021, from RMB140.6 million in the same period of 2020. The increase was mainly due to that employees’ social security fees were exempted according to the preferential policies enacted by the government during COVID-19 pandemic in the first quarter of 2020 but were not exempted in the first quarter of 2021.

Research and development expenses increased by 16.5% to RMB22.5 million (US$3.4 million) in the first quarter of 2021, from RMB19.3 million in the same period of 2020. The increase was mainly due to the increase in personnel-related costs and welfare expenses.

Operating Loss

Operating loss was RMB129.5 million (US$19.8 million) in the first quarter of 2021, compared to operating loss of RMB369.8 million in the same period of 2020. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB122.6 million (US$18.7 million) in the first quarter of 2021, compared to non-GAAP operating loss of RMB360.6 million in the same period of 2020.

Interest Income / (Expense)

Net interest income was RMB0.6 million (US$0.1 million) in the first quarter of 2021, compared to net interest expense of RMB1.5 million in the same period of 2020. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. Interest expense decreased in the first quarter of 2021 as compared to the same period of 2020 was mainly because the bank loans were fully repaid in February of 2021.

Other Income

Other income was RMB0.3 million (US$0.1 million) in the first quarter of 2021, compared to other income of RMB0.2 million in the same period of 2020. The income was mostly from government grant offered to our learning centers.

Foreign Exchange Gain / (Loss)

Foreign exchange loss was RMB0.7 million (US$0.1 million) in the first quarter of 2021, compared to foreign exchange gain of RMB2.3 million in the same period of 2020.

Income Tax Benefit

The Company recorded an income tax benefit of RMB7.4 million (US$1.1 million) in the first quarter of 2021, compared to income tax benefit of RMB23.7 million in the same period of 2020.

Net Loss

As a result of the foregoing, net loss was RMB121.9 million (US$18.6 million) in the first quarter of 2021, compared to net loss of RMB345.1 million in the same period of 2020. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB115.0 million (US$17.5 million) in the first quarter of 2021, compared to non-GAAP net loss of RMB335.9 million in the same period of 2020.

Basic and Diluted Loss per ADS

Loss per ADS was RMB2.17 (US$0.33) in the first quarter of 2021, compared to loss per ADS of RMB6.37 in the first quarter of 2020. Non-GAAP loss per ADS, which excluded share-based compensation expenses, was RMB2.05 (US$0.31) in the first quarter of 2021, compared to non-GAAP loss per ADS of RMB6.20 in the first quarter of 2020.

Cash Flow

Net cash outflow used in operating activities in the first quarter of 2021 was RMB38.1 million (US$5.8 million). Capital expenditures in the first quarter of 2021 were RMB11.9 million (US$1.8 million).

Recent Developments Regarding the Non-binding “Going Private” Proposal

On December 8, 2020, the board of directors of the Company (the “Board”) received a preliminary non-binding proposal letter (the “Proposal Letter”) from Mr. Shaoyun Han, founder, chairman of the Board, to acquire all of the outstanding Class A ordinary shares of the Company that are not already owned by Mr. Han and his affiliates (collectively, the “Buyer Group”) for a purchase price of $4.00 per ADS, or US$4.00 per Class A ordinary share, in cash (the "Proposed Transaction"). On December 10, 2020, the Company announced that the Board had formed a special committee of independent directors (the “Special Committee”) consisting of Mr. Arthur Lap Tat Wong and Mr. Hon Sang Lee to evaluate and consider the Proposal. On December 30, 2020, the Company announced that the Special Committee had retained Duff & Phelps, LLC as its independent financial advisor and Gibson, Dunn & Crutcher LLP as its U.S. legal counsel in connection with its review and evaluation of the Proposal.

On April 30, 2021 the Company announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kidedu Holdings Limited (“Parent”) and Kidarena Merger Sub, a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$230.6 million.

The Board cautions the Company's shareholders and others considering trading the Company's securities that the Merger is currently expected to close during the third quarter of 2021 and is subject to customary closing conditions, including the approval of the Merger Agreement by the affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy at a meeting of the Company's shareholders. If completed, the Merger will result in the Company becoming a privately held company and its ADSs will no longer be listed on the NASDAQ Global Select Market.

Business Outlook

Based on the Company's current estimates, total net revenues for the second quarter of 2021 are expected to be in the range of RMB570.0 million and RMB600.0 million, after taking into consideration the seasonal fluctuation factor and the likely continued impact of the COVID-19.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China and elsewhere in the world.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and K-12 education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers K-12 education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of COVID-19 on our businesses; the solutions we adopt to address such impact of COVID-19; balancing growth and profitability; as well as the growth prospects of adult professional education and K-12 education services in China) contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; the potential impact of the Proposal and any transaction in connection with the Proposal; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. In addition, with respect to the “going private” Proposal, there can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal will be entered into between the Company and the Buyer Group or that a transaction based on the Proposal or any other similar transaction will be approved or consummated.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31,	March 31,	March 31,
	2020	2021	2021
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	320,179	275,162	41,998
Time deposits	6,257	6,336	967
Restricted cash	38,369	30,968	4,727
Accounts receivable, net of allowance for doubtful accounts	32,790	33,248	5,075
Amounts due from related parties	305	357	54
Prepaid expenses and other current assets	138,353	150,873	23,028
Total current assets	536,253	496,944	75,849
Time deposits-non current	-	-	-
Accounts receivable, net of allowance for doubtful accounts-non current	192	132	20
Property and equipment, net	464,490	439,889	67,140
Intangible assets, net	13,444	12,477	1,904
Goodwill	52,782	52,782	8,056
Right-of-use assets	586,451	549,291	83,838
Long-term investments, net	67,592	67,571	10,313
Deferred income tax assets	142,220	151,951	23,192
Other non-current assets, net	95,825	88,826	13,558
Total assets	1,959,249	1,859,863	283,870

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	10,710	-	-
Accounts payable	10,293	8,282	1,264
Amounts due to related parties	180	382	58
Operating lease liabilities-current	199,083	214,277	32,705
Income taxes payable	76,817	78,760	12,021
Deferred revenue-current	1,980,138	2,022,258	308,657
Accrued expenses and other current liabilities	391,904	421,806	64,380
Total current liabilities	2,669,125	2,745,765	419,085
Deferred revenue-non current	18,060	16,057	2,451
Operating lease liabilities-non current	406,251	345,176	52,684
Other non-current liabilities	5,082	5,005	764
Total liabilities	3,098,518	3,112,003	474,984
Commitments and contingencies	-	-	-
Shareholders’ equity:
Class A ordinary shares	349	351	54
Class B ordinary shares	74	75	11
Treasury stock	(459,815)	(459,815)	(70,181)
Additional paid-in capital	1,324,161	1,333,081	203,468
Accumulated other comprehensive income	49,120	49,207	7,510
Accumulated deficit	(2,045,891)	(2,166,732)	(330,708)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,132,002)	(1,243,833)	(189,846)
Non-controlling interest	(7,267)	(8,307)	(1,268)
Total liabilities and equity	1,959,249	1,859,863	283,870

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except share data and per share data)

	For the Three Months Ended March 31,
	2020	2021	2021
	Unaudited	Unaudited	Unaudited
	RMB	RMB	USD
Net revenues	294,993	533,786	81,472
Cost of revenues(a)	(267,359)	(283,843)	(43,323)
Gross profit	27,634	249,943	38,149
Selling and marketing expenses(a)	(237,530)	(213,758)	(32,626)
General and administrative expenses(a)	(140,639)	(143,192)	(21,855)
Research and development expenses(a)	(19,282)	(22,468)	(3,429)
Operating loss	(369,817)	(129,475)	(19,761)
Interest income/ (expense)	(1,477)	589	90
Other income	221	343	52
Foreign exchange gain/ (loss)	2,291	(689)	(105)
Loss before income taxes	(368,782)	(129,232)	(19,724)
Income tax benefit	23,729	7,352	1,122
Net loss	(345,053)	(121,880)	(18,602)
Less: Net loss attributable to non-controlling interests	(1,931)	(1,039)	(159)
Net loss attributable to Class A and Class B ordinary shareholders	(343,122)	(120,841)	(18,443)

Net loss per Class A and Class B ordinary share:
Basic and diluted	(6.37)	(2.17)	(0.33)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	53,885,366	55,670,995	55,670,995

Net loss	(345,053)	(121,880)	(18,602)
Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	69	87	13
Comprehensive loss	(344,984)	(121,793)	(18,589)

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended March 31,
	2020 Unaudited	2021 Unaudited	2021 Unaudited
	RMB	RMB	USD
Cost of revenues	104	185	28
Selling and marketing expenses	464	1,033	158
General and administrative expenses	5,908	5,310	810
Research and development expenses	2,696	379	58

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended March 31,
	2020 Unaudited	2021 Unaudited	2021 Unaudited
	RMB	RMB	USD
GAAP Cost of revenues	267,359	283,843	43,323
Share-based compensation expense in cost of revenues	104	185	28
Non-GAAP Cost of revenues	267,255	283,658	43,295

GAAP Selling and marketing expenses	237,530	213,758	32,626
Share-based compensation expense in selling and marketing expenses	464	1,033	158
Non-GAAP Selling and marketing expenses	237,066	212,725	32,468

GAAP General and administrative expenses	140,639	143,192	21,855
Share-based compensation expense in general and administrative expenses	5,908	5,310	810
Non-GAAP General and administrative expenses	134,731	137,882	21,045

GAAP Research and development expenses	19,282	22,468	3,429
Share-based compensation expense in research and development expenses	2,696	379	58
Non-GAAP Research and development expenses	16,586	22,089	3,371

Operating loss	(369,817)	(129,475)	(19,761)
Share-based compensation expenses	9,172	6,907	1,054
Non-GAAP Operating loss	(360,645)	(122,568)	(18,707)

Net loss	(345,053)	(121,880)	(18,602)
Share-based compensation expenses	9,172	6,907	1,054
Non-GAAP Net loss	(335,881)	(114,973)	(17,548)
Less: Net loss attributable to non-controlling interests	(1,931)	(1,039)	(159)
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(333,950)	(113,934)	(17,389)
Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	(6.20)	(2.05)	(0.31)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per Class A and Class B ordinary share(a)
Basic and diluted	53,885,366	55,670,995	55,670,995

Notes:

(a) The Non-GAAP net loss per share is computed using Non-GAAP net loss attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net loss per share calculation.

(b) There was no tax impact of share-based compensation expenses for the first quarter of 2021.